EXHIBIT 99.1

China Liberal Education Holdings Limited Reports Financial Results for Fiscal Year 2020

BEIJING, CHINA, April 30, 2021 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal,” or the “Company,” or “we”), an educational service provider in China, today announced its financial results for the fiscal year ended December 31, 2020.

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, commented, “We delivered strong results for fiscal year 2020. The number of students enrolled in our Sino-foreign jointly managed education programs increased by 22.1%. For fiscal year 2020, our gross profit increased by 51.2% to $2.87 million and gross margin reached 57.1%. Our net income increased by 176.0% to $1.21 million for fiscal year 2020. Looking forward, we will implement our growth strategy in identifying, acquiring, and integrating schools including universities, colleges, technical secondary schools or full-time elementary schools, junior high schools and high schools. We believe this strategy will further enable the Company to respond to growing demand for educational services nationwide, enhance our capabilities and expand our customer base. Based on our solid reputation and extensive experience in education industry, we are confident that our acquisition will enable us to execute on our next phase of growth and create long term value to our investors.”

Fiscal Year 2020 Financial Highlights

	For the Year Ended December 31,
($ millions, except per share data)	2020	2019	%Change
Revenue	5.02	5.25	-4.4%
Gross profit	2.87	1.90	51.2%
Gross margin	57.1%	36.1%	21.0%
Income from operations	1.44	0.52	177.0%
Operating margin	28.6%	9.9%	18.7%
Net income	1.21	0.44	176.0%
Basic and diluted earnings per share	0.21	0.09	133.3%

•	Revenue decreased by 4.4% year-over-year to $5.02 million for fiscal year 2020 from $5.25 million for fiscal year 2019.

•	Gross profit increased by 51.2% year-over-year to $2.87 million for fiscal year 2020 from $1.90 million for fiscal year 2019.

•	Gross margin increased to 57.1% for fiscal year 2020 from 36.1% for fiscal year 2019.

•	Income from operations increased by 177.0% year-over-year to $1.44 million for fiscal year 2020 from $0.52 million for fiscal year 2019.

•	Operating margin increased to 28.6% for fiscal year 2020 from 9.9% for fiscal year 2019.

•	Net income increased by 176.0% year-over-year to $1.21 million for fiscal year 2020 from $0.44 million for fiscal year 2019.

•	Basic and diluted earnings per share were $0.21 and $0.09 for fiscal year 2020 and 2019, respectively.

Fiscal Year 2020 Financial Results

Revenue

Revenue decreased by 4.4% year-over-year to $5.02 million for fiscal year 2020 from $5.25 million for fiscal year 2019. The decrease in our revenue was mainly attributable to decreased revenue from our overseas study consulting services in 2020 as compared to 2019. The decrease was also due to decreased revenue from technological consulting services when the number of smart campus related projects decreased, offset by increased revenue from jointly-managed academic programs when number of enrolled students increased by 22.1%.

	For the Year Ended December 31,
($ millions)	2020			2019
Revenue	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Sino-foreign jointly managed academic programs	2.77	0.59	78.6%	2.48	1.51	39.3%
Technological consulting services for smart campus solutions	1.99	1.40	29.7%	2.23	1.58	29.4%
Overseas study consulting services	0.13	0.09	33.8%	0.53	0.26	49.7%
Tailored job readiness training services	0.08	0.06	15.0%	-	-	-
Textbook and course material sales	0.05	0.01	80.9%	0.01	0.01	12.6%
Total	5.02	2.15	57.1%	5.25	3.36	36.1%

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Revenue from Sino-foreign jointly managed academic programs increased by $0.29 million, or 11.6%, to $2.77 million for fiscal year 2020, from $2.48 million for fiscal year 2019. This increase was primarily attributed to an increase in the number of students by 495 or 22.1%, from 2,236 students for the year ended December 31, 2019 to 2,731 students for the year ended December 31, 2020, which resulted in an increase of $0.53 million in revenue. The increase in the number of students was mainly attributed to better recruitment by Fuzhou Melbourne Polytechnic (“FMP”). The increase was partially offset by the changes in average tuition fees collected from $1,111 per student in 2019 to $1,015 per student in 2020, which resulted in a decrease of $0.24 million in revenue. The decrease in average tuition fee was mainly caused by change in student mix enrolled in different academic programs with the universities/ colleges.

Revenue from providing smart campus related technological consulting service and technical support services for other entities decreased by $0.24 million, or 10.6%, to $1.99 million for fiscal year 2020, from $2.23 million for fiscal year 2019. The COVID-19 pandemic caused the temporary closure of the Chinese universities/ colleges until reopening in May 2020. As a result, we were unable to promote our technological consulting services for smart campus solutions to Chinese universities and colleges on a timely basis, and the total number of smart campus related projects we undertook and executed in 2020 decreased by approximately 60% from 35 projected executed in 2019 to only 14 projects executed in 2020.

Revenue from overseas study consulting services decreased by $0.40 million, or 75.4%, to $0.13 million for fiscal year 2020, from $0.53 million for fiscal year 2019. During the year ended December 31, 2020, our service contract with Beijing Foreign Studies University (“BFSU”) assisted 11 students for Russia language training and 22 students for German language training. We recognized $0.13 million in revenue when our performance obligations under the service contract were satisfied. The decrease in revenue from overseas study consulting services was mainly attributed to the decrease in the number of students subscribed to our overseas study consulting services from 56 in 2019 to 33 in 2020, which is mainly due to the impact of the travel restrictions related to COVID-19. As a result, the number of students interested in seeking overseas education decreased significantly.

Revenue from tailored job readiness training services was $0.08 million for fiscal year 2020, compared to nil for fiscal year 2019. In late 2019, we started to provide tailored job readiness training services to students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Because this line of business was newly added, the revenue generated from this line of business was immaterial in 2019.

Revenue from textbooks and course material sales increased by $0.04 million, or 272.4%, to $0.05 million for fiscal year 2020, from $0.01 million for fiscal year 2019 when number of students enrolled under our Sino-foreign jointly managed education programs increased by 22.1% from fiscal year 2019.

Cost of Revenues

Cost of revenue decreased by $1.20 million, or 35.8%, to $2.16 million for fiscal year 2020, from $3.36 million for fiscal year 2019, primarily due to the decrease in salary, welfare and insurance costs of $914,321, or 60.6%, for foreigner teachers in Sino-foreign jointly managed academic programs. Due to travel bans or restrictions caused by the COVID-19 pandemic, certain foreigner teachers were unable to enter into China and we used more Chinese teachers to provide online teaching services to students in the first half of 2020. Therefore, our costs associated with Sino-foreign jointly managed academic programs decreased. In addition, our costs associated with technology consulting services for smart campus related projects decreased by $.017 million or 11.0%, the decrease was due to decreased hardware costs associated with the smart campus projects in 2020 when the number of smart campus projects decreased by about 60% and more software customization services rather than hardware installation services were performed by us. Also, costs associated with overseas study consulting services decreased by $0.18 million or 67.6%, due to a decrease in the number of students for our one-on-one study abroad consulting services as a result of the COVID-19 pandemic, and accordingly we hired fewer qualified teachers to provide one-on-one tutoring to the students and reduced the office space lease to save costs.

Gross Profit

Gross profit increased by $0.97 million, or 51.2%, to $2.87 million for fiscal year 2020, from $1.90 million for fiscal year 2019, while gross profit margin increased by 21.0%, to 57.1% for fiscal year 2020 from 36.1% for fiscal year 2019. The increase in our gross profit was primarily due to decreased costs associated with Sino-foreign Jointly Managed Academic Programs by 60.6% when salary, welfare and insurance costs paid to foreign teachers decreased. In addition, our smart campus related technological consulting services require both hardware and software application. In 2020, as we executed more projects with software customization rather than hardware installation, our costs associated with undertaking these projects decreased accordingly and as a result, our gross profit and gross margin associated with smart campus projects increased.

Operating Expenses

Selling expenses decreased by $0.36 million, or 61.3%, to $0.23 million for fiscal year 2020, from $0.59 million for fiscal year 2019. The decrease in selling expenses was primarily attributable to the decrease in the rental expenses by $0.11 million when we relocated to a smaller office space, a decrease in business travelling expenses by $0.03 million, a decrease in advertising expenses by $0.03 million and a decrease in salary and employee welfare benefit expenses paid to sales and marketing personnel by $0.20 million, resulting from cutting down our sales and marketing force due to COVID-19 outbreak.

General and administrative expenses increased by $0.42 million, or 53.2%, to $1.20 million for fiscal year 2020, from $0.78 million for fiscal year 2019, primarily due to an increase in professional service fees of $0.25 million in connection with the preparation of our initial public offering, an increase in investor relation expenses of $0.10 million and an increase in director and officer insurance expenses of $0.06 million.

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Interest Income

Interest income increased by $95,137 or 1,554.5%, to $101,257 for fiscal year 2020, from $6,120 for fiscal year 2019. In connection with the Company’s technological consulting services for smart campus projects, we recognized financing component resulted from a timing difference between when control is transferred and when we collected cash consideration from the customer. For the year ended December 31, 2020, we recognized $94,271 interest income in connection with the aforementioned financing component. In addition, the Company reported interest income of $6,987 from increased bank deposit balance during the year ended December 31, 2020. These factors led to increased interest income as compared to the same period of 2019.

Other Expense

Other expense was $26,035 for fiscal year 2020, compared to other income of $69,162 for fiscal year 2019. The increase in other expenses was primarily due to the loss of $37,468 from the disposal of property and equipment and penalty of $7,234 associated with our early termination of the original office leases.

Provision for Income Taxes

Provision for income taxes was $0.30 million for fiscal year 2020, increased from $0.16 million for fiscal year 2019 due to higher taxable income.

Net Income

Net income increased by 176.0% to $1.21 million for fiscal year 2020, from $0.44 million for fiscal year 2019. Basic and diluted earnings per share were $0.21 for fiscal year 2020, compared to $0.09 for fiscal year 2019.

Financial Condition

As of December 31, 2020, the Company had cash of $5.01 million, compared to $1.70 million as of December 31, 2019.

Net cash provided by operating activities was $1.26 million for fiscal year 2020, compared to net cash used in operating activities of $0.34 million for fiscal year 2019.

Net cash used in investing activities was $1.40 million for fiscal year 2020, compared to $0.47 million for fiscal year 2019.

Net cash provided by financing activities was $3.34 million for fiscal year 2020, compared to $0.44 million for fiscal year 2019.

Impact of the COVID-19 on Performance and Financial Indicators

Our results of operations and financial conditions in 2020 were affected by the COVID-19 pandemic, and may continue to be affected by COVID-19 pandemic in 2021 and potentially beyond. COVID-19 has impact on China’s study abroad consulting and training services industry and the business operations of our Company. The extent to which COVID-19 impacts our results of operations in the future will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy in general.

The pandemic and related travel restrictions have affected and may continue to adversely affect our business and results of operations, including our ability to provide one-on-one consulting services, the demand for our services, the ability of partner schools to pay back accounts receivable on a timely basis. We will pay close attention to the development of COVID-19 pandemic, and perform further assessment of its impact and take relevant measures to minimize the impact. Uncertainties associated with COVID-19 pandemic may cause the Company’s revenue and cash flows to underperform in the next 12 months.

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About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational service provider in China. It provides a wide range of services, including those under Sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, visit the company's website at ir.chinaliberal.com.

Forward-Looking Statements

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact

China Liberal Education Holdings Limited

Email:ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email:tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash	$5,007,449	$1,702,279
Accounts receivable, net	915,618	518,191
Contract receivable, net, current	4,448,946	1,639,213
Advance to suppliers	94,648	836,766
Deferred initial public offering costs	-	649,451
Due from a related party	1,439,080	-
Inventory, net	196,326	-
Prepaid expenses and other current assets	223,387	339,260
TOTAL CURRENT ASSETS	12,325,454	5,685,160

Property and equipment, net	49,148	77,782
Operating lease right-of-use lease assets, net	136,695	18,372
Contract receivable, net, non-current	262,617	1,071,826
TOTAL NON-CURRENT ASSETS	448,460	1,167,980

TOTAL ASSETS	$12,773,914	$6,853,140

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$125,223	$51,071
Deferred revenue	154,927	562,056
Taxes payable	633,651	404,453
Due to related parties	-	461,633
Operating lease liabilities, current	90,253	10,326
Accrued expenses and other current liabilities	105,829	178,276
TOTAL CURRENT LIABILITIES	1,109,883	1,667,815

Operating lease liabilities, non-current	23,102	5,350
TOTAL LIABILITIES	1,132,985	1,673,165

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Ordinary shares $0.001 par value, 50,000,000 shares authorized, 6,333,333 and 5,000,000 shares issued and outstanding at December 31, 2020 and 2019, respectively	6,333	5,000
Additional paid-in capital	9,358,487	4,579,116
Statutory reserve	551,146	379,952
Retained earnings	1,565,817	528,315
Accumulated other comprehensive income (loss)	159,146	(312,408)
Total stockholders’ equity	11,640,929	5,179,975

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$12,773,914	$6,853,140

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2020	2019	2018

REVENUE, NET	$5,023,099	$5,255,810	$4,808,993
COST OF REVENUE	2,157,033	3,360,694	2,702,297
GROSS PROFIT	2,866,066	1,895,116	2,106,696

OPERATING EXPENSES
Selling expenses	229,656	593,215	704,060
General and administrative expenses	1,199,690	783,241	579,500
Total operating expenses	1,429,346	1,376,456	1,283,560

INCOME FROM OPERATIONS	1,436,720	518,660	823,136

OTHER INCOME
Interest income	101,257	6,120	88,926
Other (expenses) income, net	(26,035)	69,162	180,191
Total other income, net	75,222	75,282	269,117

INCOME BEFORE INCOME TAXES	1,511,942	593,942	1,092,253

INCOME TAX PROVISION	303,246	156,038	167,813

NET INCOME	1,208,696	437,904	924,440
Less: net income attributable to non-controlling interest	-	-	81,779
NET INCOME ATTRIBUTABLE TO CHINA LIBERAL EDUCATION HOLDINGS LIMITED	$1,208,696	$437,904	$842,661

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	471,554	(78,171)	(260,983)
TOTAL COMPREHENSIVE INCOME	1,680,250	359,733	663,457
Less: comprehensive income (loss) attributable to non-controlling interest	-	-	(22,871)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CHINA LIBERAL EDUCATION HOLDINGS LIMITED	$1,680,250	$359,733	$686,328

EARNINGS PER SHARE
Basic and diluted	$0.21	$0.09	$0.17

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	5,852,459	5,000,000	5,000,000

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2019	2018

Cash flows from operating activities
Net income	$1,208,696	$437,904	$924,440
Adjusted to reconcile net income to cash provided by (used in) operating activities
Depreciation and amortization	15,891	40,038	45,347
Non-cash lease expenses	41,524	2,533	-
Loss from disposal of property and equipment	37,468	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	(343,165)	306,781	(243,769)
Contract receivable, net	(719,615)	(176,968)	(1,848,073)
Advance to suppliers	756,846	(824,141)	1,484,014
Deferred initial public offering costs	-	(650,092)	-
Due from a related party	-	72,371	(75,571)
Inventory, net	(185,985)	-	-
Prepaid expenses and other current assets	753,405	(57,406)	(130,282)
Accounts payable	66,961	(69,500)	(42,786)
Deferred revenue	(421,834)	417,987	53,000
Taxes payable	191,373	164,879	78,988
Operating lease liabilities	(60,907)	(5,252)	-
Accrued expenses and other current liabilities	(80,097)	2,434	16,507
Net cash provided by (used in) operating activities	1,260,561	(338,432)	261,816
Cash flows from investing activities
Purchase of property and equipment	(21,230)	(17,738)	(83,515)
Acquisition of 8.8228% non-controlling interest in China Liberal Beijing	-	(453,669)	-
Advance to a related party	(1,374,895)	-	-
Repayment of loan receivable	-	-	1,964,844
Net cash (used in) provided by investing activities	(1,396,125)	(471,407)	1,881,329
Cash flows from financing activities
Repayment of due to a related party	(1,439,799)	-	-
Net proceeds from initial public offering – stock issuance	4,780,704	-	-
Proceeds from related party borrowings	-	439,193	8,094
Net cash provided by financing activities	3,340,905	439,193	8,094

Effect of changes of foreign exchange rates on cash	99,829	(4,241)	(82,043)
Net increase (decrease) in cash	3,305,170	(374,887)	2,069,196
Cash, beginning of year	1,702,279	2,077,166	7,970
Cash, end of year	$5,007,449	$1,702,279	$2,077,166
Supplemental disclosure of cash flow information
Cash paid for interest expense	$2,697	$-	$-
Cash paid for income tax	$20,775	$18,657	$79,830
Supplemental disclosure of non-cash investing and financing activities
Transfer of non-controlling interest	$-	$87,238	$-
Right-of-use assets obtained in exchange for operating lease obligations	$180,528	$21,062	$-
Capital restructuring	$-	$-	$2,935,589

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